EXHIBIT 99.1

                      PRESS RELEASE DATED FEBRUARY 17, 2000

                              FOR IMMEDIATE RELEASE

                                February 17, 2000

Contact:
Daryl G. Byrd, President
John R. Davis, Executive Vice President
Phone:  (337) 365-2361


       ISB FINANCIAL CORP. ANNOUNCES STRATEGIC FOCUS AND STOCK REPURCHASE

                               (NASDAQ/NMS: ISBF)

     NEW IBERIA, LOUISIANA -- ISB Financial Corporation, the holding company of IBERIABANK (http://www.iberiabank.com), today announced information regarding its strategic direction and focus. The Company also provided guidance to the investment community regarding current "comfort ranges" for operating Earnings Per Share figures for years 2000 and 2001. In addition, the Company announced adoption of a stock repurchase program for the Company's common stock.

                           FORWARD LOOKING INFORMATION

     To the extent that statements in this report relate to the plans, objectives, or future performance of ISB Financial Corporation, these statements are deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on management's current expectations and the current economic environment. ISB Financial Corporation's actual strategies and results in future periods may differ materially from those currently expected due to various risks and uncertainties. A discussion of factors affecting ISB Financial Corporation's business and prospects is contained in the Company's periodic filings with the Securities and Exchange Commission.

                             BACKGROUND INFORMATION

     ISB Financial Corporation is the third largest bank holding company headquartered in Louisiana. On December 31, 1999, ISB Financial Corporation reported total assets of $1.36 billion, deposits of $1.10 billion, and shareholders' equity of $117 million. Non-performing assets amounted to $3.3 million, or 0.24%, of total assets. The allowance for loan losses was 1.07% of loan receivables and 287% of non-performing loans. Commercial loans accounted for approximately 29% of total loans and transaction deposits accounted for 28% of total deposits.

     The Company reported a Tier 1 Leverage Ratio of 6.27% and Total Risk Based Capital Ratio of 11.45% as of December 31, 1999. Book value and tangible book value per share were $18.62 and $11.94, respectively. Based on a closing stock price of $13.625 per share on February 16, 2000, the Company's stock traded at a 73% multiple of book value and a 114% multiple of tangible book value.


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     A  quarterly  cash  dividend  of  $0.16  per  share  was  paid  to  Company shareholders on January 12, 2000. This equates to an annual dividend of $0.64 per share. Based on a closing stock price of $13.625 per share on February 16, 2000, the Company's current indicated dividend yield is 4.70%.

     IBERIABANK operates 25 full service offices located in south central Louisiana. As of June 30, 1999, the Bank ranked second in combined market share for the 6-parish Acadiana region. IBERIABANK has 10 full service offices located in northeast Louisiana. The Bank ranked third in deposit market share on June 30, 1999 for the combined market of Ouachita and Lincoln Parishes. IBERIABANK has eight full service offices serving Jefferson and Orleans Parishes in the greater New Orleans area. The Bank ranked eighth in deposit market share on June 30, 1999 for these combined two Parishes.

                                 STRATEGIC FOCUS

     In an effort to improve long-term shareholder value, the Company has set earnings per share targets that significantly exceed prior targets. In addition, the Company has internally communicated strategies and tactics designed to help achieve those targets. The following are selected long-term performance targets set by the Company:

o Focus on the core profitability of the Company over the next 3-to-5 year period.
o Achieve operating Return on Average Equity of 13%-to-15% within 3-to-5 years.
o    Strive for a Tangible Efficiency Ratio below 50% by the end of the period.
o Targeted annual growth rates throughout the 3-to-5 year period are as follows:
     1.   Loan growth of 7%-to-10% annually.
     2.   Deposit growth of 2%-to-4% annually.
     3.   Double-digit growth in operating earnings per share.

     IBERIABANK maintains a customer relationship focus. Decision-making made closer to the client and customization of customer needs are two elements in this strategy. Tactical plans to help achieve targeted performance include channel/client profitability measurement, segmentation strategies, deepening current client relationships, fair product/service pricing, diligent expense management, and balance sheet optimization strategies.

     (a)      New Leadership Team

     A new leadership team is in place at the Company. Daryl Byrd, President and Chief Executive Officer of IBERIABANK, joined the organization in July 1999. Since joining the Company, Byrd has flattened the organizational structure and replaced a number of senior officers with seasoned commercial bank leaders. Recent hires include:

     o        Patrick Trahan, Lafayette President
     o        Taylor Barras, New Iberia President
     o        Michael Brown, New Orleans President
     o        George Becker, Monroe President
     o        Barry Mulroy, Chief Administrative Officer
     o        John Davis, Chief Strategic Planning Officer

     IBERIABANK has implemented a new Mission Statement to provide guidance to the various constituencies of the Bank. These constituencies include the Company's employees, clients, shareholders, and communities. The Mission Statement describes the Company's goals, objectives, and strategies.

                          EPS RANGES FOR 2000 AND 2001

     Many controllable and uncontrollable factors influence actual versus anticipated performance. There can be no assurances that stated "comfort ranges" for operating performance will be achieved. In addition, management's expectations may change from time to time as operating conditions change. However, the Company's management felt compelled to provide guidance to the investment community regarding the Company's current operating EPS expectations.

     Operating EPS for 1999 was reported on January 28, 2000 as $1.79 per share. Management has stated it is currently comfortable with estimated operating EPS for the year 2000 in the range of $2.10 to $2.15. This range equates to a 17% to 20% increase over 1999 operating EPS. Based on the closing price of ISB Financial Corporation's common stock of $13.625 on February 16, 2000, this price equates to a Price/Earnings Ratio of between 6.4 and 6.5 times forecasted operating EPS for 2000.

     Management has stated it is currently comfortable with estimated operating EPS for the year 2001 in the range of $2.35 to $2.45. This range approximates a double-digit increase over the current comfort ranges for operating EPS for 2000. Based on the closing price of the Company's common stock of $13.625 on February 16, 2000, this price equates to a Price/Earnings Ratio of between 5.6 and 5.8 times forecasted operating EPS for 2001.

     (b) Actions to Improve Shareholder Value - Restructuring Announcement

     From time to time, management will take significant actions that are taken in the best long-term interests of ISB Financial Corporation's stakeholders. An example of these actions is the Company's recent restructuring announcement on December 29, 1999. At that time, the Company announced a $1.3 million pre-tax charge in the fourth quarter of 1999, aimed at improving operating efficiency and profitability. Management anticipates future pre-tax benefits of $1.2 million in 2000 and $2 million per year thereafter as a result of this action.

         ACTIONS TO IMPROVE SHAREHOLDER VALUE - SHARE REPURCHASE PROGRAM

     ISB Financial Corporation announced today that the Board of Directors of the Company has authorized the repurchase of up to 300,000 shares, or approximately 5% of the Company's outstanding common stock.

     Repurchases of the stock are authorized to be made from time to time in open-market transactions as, in the opinion of management, market conditions may warrant. Purchases are expected to begin on or after February 17, 2000. The company anticipates purchasing such shares during the next 12 months. The repurchased shares will be held as treasury stock and will be available for general corporate purposes, including being available for reissuance pursuant to the Company's 1996 and 1999 stock option plans.

     The deposits of IBERIABANK are insured by the Federal Deposit Insurance Corporation to the full extent provided for by law and regulation. Additional information regarding IBERIABANK and ISB Financial Corporation can be found on the organization's website "www.iberiabank.com". ISB Financial Corporation's common stock trades on NASDAQ/NMS under the stock symbol "ISBF".